Correspondence

Regatta Capital Partners, Inc.
222 Milwaukee Street, Suite 304
Denver, Colorado 80206

September 13, 2011

Raquel Howard
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:
Regatta Capital Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 23, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 15, 2011
File No. 000-27609

Dear Ms Howard:

This correspondence has been filed on the EDGAR system in response to the Staff’s comments of August 18, 2011 which is reproduced below for convenience.

Form 10-K for the Fiscal Year Ended December 31. 2010
Report of Independent Registered Public Accounting Firm, page F-1

1.
We note that the audit report of Schumacher & Associates, Inc. references the report of another auditor for the cumulative period from September 20, 1996 to December 31. 2005. Please obtain a reissued audit report from the other auditor and file it in an amended Form 10-K.

Response:    We have amended our financial statements in the above filings to delete all references to being a development stage company.  Our basis for doing so is that since the company is a shell company is not in fact in the process of developing any business.  As a result of being not being designated a development stage company, we have only presented Statements of Cash Flow and Changes in Stockholders Equity for the past two fiscal years both of which have been audited by Schumacher & Associates thus eliminating the need to include an audit report from the prior auditor.

Item 7. Management's Discussion and Analysis of Plan of Operations, page 2

2.
Please note that Item 303 of Regulation S-K requires a discussion of "Management's Discussion and Analysis of Financial Condition and Results of Operations" so please revise to use this heading instead of the existing heading which appears to come from the now superseded Form 10KSB.

Response:  We have amended the heading to use the current item heading of Form 10-K.

Item 9A. Controls and Procedures, page 5
Management's Annual Report on Internal Control over Financial Reporting, page 5

3.
We note your disclosure in the second paragraph of this section that "Our Chief Executive Officer and Chief Financial Officer concluded and reported to the Board of Directors that the design and operation of our internal controls and procedures were not effective as of December 31, 2010 due to material weaknesses in the system of internal control." However, your principal executive and financial officers do not appear to conclude explicitly on the effectiveness of internal control over financial reporting (ICFR). In accordance with Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that the registrant's ICFR is effective if there are one or more material weaknesses in the registrant's ICFR. Please revise your disclosure to include management's conclusion regarding effectiveness of ICFR as of December 31, 2010 by amending the 2010 Form I0-K accordingly.

Response:  We have amended the fifth paragraph of this section as follows:

Accordingly, while the Company has identified certain material weaknesses in its system of internal control over financial reporting, it believes that it has taken reasonable steps to ascertain that the financial information contained in this report is in accordance with generally accepted accounting principles.  Management has determined that current resources would be appropriately applied elsewhere and when resources permit, they will alleviate material weaknesses through various steps.  The foregoing notwithstanding, management still concludes that its internal controls over financial reporting are not effective.

Changes in Internal Control over Financial Reporting

4.
We note your statement that "There have been no material changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation." Please revise to state, if true, that there have been no changes in ICFR that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your ICFR. Refer to Item 308(c) of Regulation S-K.

Response:  We have amended the sixth paragraph of this section as follows:

There have been no material changes in the Company's internal controls or in other factors during the fourth quarter of the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Item 4. Controls and Procedures, page 8

5.
We note your conclusion that your disclosure controls and procedures (DC&P) were effective. However, you concluded that your DC&P were not effective as of December 31, 2010. Revise to explain the changed circumstances in DC&P that now permit management to conclude that DC&P were effective as of March 31, 2011.

Response:  We have amended this section in both 10-Q’s to state the disclosure controls and procedures were not effective and why.

Item 4. Controls and Procedures, page 8

6.
We note your disclosure in the first paragraph under this heading that, "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the control objectives.... Accordingly, please revise management's conclusion regarding DC&P to state that DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive and financial officers have concluded that your DC&P are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your DC&P. This comment also applies to the Form 10-Q for the period ended June 30, 2011.

Response:  We have amended both 10-Q’s as follows:

(a)  The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e).

Form 10-Q for the Quarterly Period Ended June 30. 2011 Cover Page

7.
In future Exchange Act filings, please indicate on the cover page by check mark, whether you have submitted electronically and posted on your corporate Web site, the Interactive Data File as required pursuant to Rule 405 of Regulation S-T.

Response:  The company has so indicated on the amended 10-Q for June 30, 2011 and will do so in all future filings.

The company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin,
Chief Financial Officer